Exhibit 99.1



BOSS 直聘

看準科技有限公司
KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

（於開曼群島註冊成立以同股不同權控制的有限責任公司）

Stock Code 股份代號：2076

2023

Interim Report
中期報告

CONTENTS

COMPANY INFORMATION

EXECUTIVE DIRECTORS

Mr. Peng Zhao (趙鵬)
  (Founder, Chairman and Chief Executive Officer)
Mr. Yu Zhang (張宇)
Mr. Xu Chen (陳旭)
Mr. Tao Zhang (張濤)
Ms. Xiehua Wang (王燮華)

NON-EXECUTIVE DIRECTOR

Mr. Haiyang Yu (余海洋)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Charles Zhaoxuan Yang (楊昭烜)
Mr. Yonggang Sun (孫永剛)
Mr. Yusheng Wang (王渝生)

AUDIT COMMITTEE

Mr. Charles Zhaoxuan Yang (楊昭烜) *(Chairman)*
Mr. Yonggang Sun (孫永剛)
Mr. Yusheng Wang (王渝生)

COMPENSATION COMMITTEE

Mr. Yonggang Sun (孫永剛) *(Chairman)*
Mr. Charles Zhaoxuan Yang (楊昭烜)
Mr. Peng Zhao (趙鵬)

NOMINATION COMMITTEE

Mr. Charles Zhaoxuan Yang (楊昭烜) *(Chairman)*
Mr. Yonggang Sun (孫永剛)
Mr. Peng Zhao (趙鵬)

CORPORATE GOVERNANCE COMMITTEE

Mr. Yusheng Wang (王渝生) *(Chairman)*
Mr. Charles Zhaoxuan Yang (楊昭烜)
Mr. Yonggang Sun (孫永剛)

JOINT COMPANY SECRETARIES

Ms. Huaiyuan Liang (梁懷元)
  (Appointed with effect from August 29, 2023)
Ms. Mei Ying Ko (高美英)
Ms. Wenbei Wang (王文蓓)
  (Resigned with effect from August 29, 2023)

AUTHORISED REPRESENTATIVES

Mr. Yu Zhang (張宇)
Ms. Mei Ying Ko (高美英)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

18/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing
100020, People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

COMPANY INFORMATION

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

PRINCIPAL BANK

China Merchants Bank, Beijing Taiyanggong branch
No. 21, Taiyanggong South Street
Chaoyang District
Beijing
China

STOCK SHORT NAME

BOSS ZHIPIN-W

STOCK CODE

Hong Kong Stock Exchange Stock Code: 2076
Nasdaq Stock Ticker: BZ

COMPANY WEBSITE

https://ir.zhipin.com/

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,		
	2022	**2023**	Change
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except percentages)		
Revenues	2,250,224	**2,765,161**	22.9%
Income from operations	73,029	**97,732**	33.8%
Income before income tax expenses	94,444	**383,740**	306.3%
Net income	80,321	**342,260**	326.1%
Adjusted net income (non-GAAP financial measure)	363,367	**813,453**	123.9%

Non-GAAP Financial Measure

In addition to net income, we also use adjusted net income (non-GAAP financial measure) to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and the Board does.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the six months ended June 30,	
	2022	**2023**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Net income	80,321	**342,260**
Add:		
Share-based compensation expenses	283,046	**471,193**
Adjusted net income (non-GAAP financial measure)	363,367	**813,453**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2023, we continued to execute our strategy centered on technology innovation, empowering our users by enhancing their using experience. Our ongoing investment in technology, coupled with the effectiveness of our business model, further strengthened our leadership in the online recruitment market in China.

Our MAU for the six months ended June 30, 2023 were 41.7 million, representing an increase of 61.0% from 25.9 million for the six months ended June 30, 2022. Our average DAU/MAU for the first half of 2023 achieved 26.8%, largely consistent with that of the first half of 2022. Our business stayed resilient with growing user scale and robust user engagement.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, "We are delighted to deliver a strong set of results for the first half of 2023. Our average monthly active users continued to experience robust growth and hit another historical high, with ongoing expansion among blue-collar users and in second-tier and lower-tier cities in the first half of 2023. This growth is a testament to our dedication to iterating our products and algorithms to enhance our service capabilities, as we strive to serve users from a broad swath of industries and locations. Our ability to meet diverse user groups' needs and our flexible monetization model enabled us to capture rising recovery opportunities among blue-collar workers and small and medium-sized enterprises this year, driving our sustainable growth despite a challenging macro environment."

Mr. Phil Yu Zhang, Chief Financial Officer of the Company, added, "Driven by our robust user growth and healthy user engagement, our revenues for the first half of 2023 reached RMB2.8 billion. We also recorded RMB342.3 million in our net income and RMB813.5 million in adjusted net income in the first half of 2023, achieved a strong growth. The solid results once again testified to the effectiveness and resilience of our business model. Moving forward, we are confident in our ability to maintain sustainable quality growth momentum with further improvements in operating efficiency."

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

• ***For enterprise user*** We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

• ***For job seeker*** We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

BUSINESS REVIEW AND OUTLOOK

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

AGM

The Company held the AGM on June 26, 2023, and announced that each of the proposed resolutions submitted for shareholders' approval as set forth in the notice of AGM dated May 24, 2023 has been adopted at the AGM held in Beijing, China.

Share Repurchase Program

In March 2023, the Board authorised a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the next 12 months. During the Reporting Period, the Company repurchased more than 1.4 million Class A Ordinary Shares at an aggregate consideration of approximately US$10.0 million. For details, please refer to the section headed "Purchase, Sale or Redemption of the Company's Listed Securities" in this report.

Business Outlook

Looking ahead to the second half of 2023, we look forward to expanding our user base in all aspects, including job seekers, enterprise users, and enterprises in various industries and areas. We will further optimize our sales and marketing strategy while continuing to invest in this area.

We will retain and further enhance the user-friendly ecosystem on our platform through ongoing technology developments. Moreover, we will reinforce our technology infrastructure and refine our recommendation algorithms, utilizing our optimized data analysis and deep learning capabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,	
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	2,227,184	**2,730,879**
Others	23,040	**34,282**
Total revenues	2,250,224	**2,765,161**
Operating cost and expenses		
Cost of revenues[1]	(351,578)	**(517,486)**
Sales and marketing expenses[1]	(921,900)	**(1,100,431)**
Research and development expenses[1]	(598,425)	**(698,975)**
General and administrative expenses[1]	(316,035)	**(367,572)**
Total operating cost and expenses	(2,187,938)	**(2,684,464)**
Other operating income, net	10,743	**17,035**
Income from operations	73,029	**97,732**
Investment income	17,075	**147,084**
Financial income, net	24,185	**131,587**
Foreign exchange gain	4,694	**2,808**
Other (expenses)/income, net	(24,539)	**4,529**
Income before income tax expenses	94,444	**383,740**
Income tax expenses	(14,123)	**(41,480)**
Net income	80,321	**342,260**

MANAGEMENT DISCUSSION AND ANALYSIS

Note:

(1)   Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,	
	2022	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Cost of revenues	16,113	22,962
Sales and marketing expenses	63,817	124,530
Research and development expenses	115,117	196,430
General and administrative expenses	87,999	127,271
Total	283,046	471,193

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 22.9% from RMB2.3 billion for the six months ended June 30, 2022 to RMB2.8 billion for the six months ended June 30, 2023. This increase was primarily resulted from the user growth and increased user engagement. In particular, revenues from online recruitment services to enterprise customers were RMB2.7 billion for the first half of 2023, representing an increase of 22.6% from RMB2.2 billion for the first half of 2022. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB34.3 million for the first half of 2023, representing an increase of 49.1% from RMB23.0 million for the first half of 2022, mainly benefiting from expanded user base.

Cost of Revenues

Our cost of revenues increased by 47.2% from RMB351.6 million for the six months ended June 30, 2022 to RMB517.5 million for the six months ended June 30, 2023, primarily driven by increases in server and bandwidth cost and payment processing cost in line with our business growth.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 19.4% from RMB921.9 million for the six months ended June 30, 2022 to RMB1,100.4 million for the six months ended June 30, 2023, primarily due to increases in sales employee-related expenses as well as brand advertising expenses and customer acquisition cost.

Research and Development Expenses

Our research and development expenses increased by 16.8% from RMB598.4 million for the six months ended June 30, 2022 to RMB699.0 million for the six months ended June 30, 2023, which was primarily due to increased share-based compensation expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

General and Administrative Expenses

Our general and administrative expenses increased by 16.3% from RMB316.0 million for the six months ended June 30, 2022 to RMB367.6 million for the six months ended June 30, 2023, which was mainly due to increased share-based compensation expenses.

Income from Operations

As a result of the foregoing, income from operations increased by 33.8% from RMB73.0 million for the six months ended June 30, 2022 to RMB97.7 million for the six months ended June 30, 2023.

Income Tax Expenses

We accrued income tax expenses of RMB41.5 million for the six months ended June 30, 2023, as compared to that of RMB14.1 million for the six months ended June 30, 2022.

Net Income

Net income increased by 326.1% from RMB80.3 million for the six months ended June 30, 2022 to RMB342.3 million for the six months ended June 30, 2023, primarily resulting from increased investment income and financial income with the Company's treasury management strategy to increase investments in time deposits as well as principal-guaranteed fixed rate notes and structured deposits.

Liquidity and Capital Resources

During the Reporting Period, we financed our operations primarily through cash generated from operations. As of June 30, 2023, our cash and cash equivalents, time deposits and short-term investments totaled RMB12.8 billion, and net cash generated from operating activities for the first half of 2023 was RMB1.3 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2023, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of June 30, 2023, the Group had the following fixed rate notes, which are principal guaranteed with fixed return and are akin to traditional bank deposits:

- The subscribed principal of the one-year fixed rate notes issued by Goldman Sachs Finance Corp International Ltd ("**Goldman Sachs**") was US$100.0 million (approximately RMB722.6 million); and as of June 30, 2023, its fair value was approximately US$99.0 million (approximately RMB715.6 million), representing approximately 4.4% of total assets of the Group. The unrealised gain was approximately US$0.3 million (approximately RMB1.8 million) during the Reporting Period. The subscribed principal of the two-year fixed rate notes issued by Goldman Sachs was US$70.0 million (approximately RMB505.8 million); and as of June 30, 2023, its fair value was approximately US$68.8 million (approximately RMB497.4 million), representing 3.0% of total assets of the Group. The unrealised gain was approximately US$0.2 million (approximately RMB1.2 million) during the Reporting Period. The aggregate fair value of the aforementioned fixed rate notes issued by Goldman Sachs represented approximately 7.4% of the total assets of the Group as of June 30, 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

- The subscribed principal of the fixed rate notes issued by UBS AG amounted to US$150.0 million (approximately RMB1,083.9 million). As of June 30, 2023, the fair value was approximately US$146.7 million (approximately RMB1,060.2 million), representing approximately 6.5% of total assets of the Group. The unrealised gain was approximately US$0.7 million (approximately RMB5.0 million) during the Reporting Period.

During the Reporting Period, the unrealised gain from these fixed rate notes accrued in accordance with fixed interest rates as agreed.

The subscription of these fixed rate notes forms part of the Group's ordinary course of treasury management activities. The Group considered that these fixed rate notes offer a better yield than fixed deposits generally offered by commercial banks. The Group has developed focused investment strategies, targeting to maximizing return of surplus funds with the top priority of ensuring the safety of the principals invested and without impact on cash needs of ordinary business operation. Meanwhile, the Group diversified its investment portfolio by investing in different financial products among several major financial institutions to limit exposure to concentration risk and improve the performance of the investment portfolio. The Group will continue to enhance its internal control management and strictly control the audit regarding compliance and risk control matters of its business operations to ensure compliance with the Listing Rules.

Having regarded the fact that the fixed rate notes are principal and income guaranteed and are classified as relatively low-risk after assessment, and with reference to similar products in the market and their general rates of return, the Board is of the view that the terms of the fixed rate notes are fair and reasonable and are in the best interests of the Company and its Shareholders as a whole.

Save as disclosed above, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of June 30, 2023).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the Reporting Period.

Pledge of Assets

As of June 30, 2023, the Group did not have any pledge of assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Future Plans for Material Investments and Capital Assets

As of June 30, 2023, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined as interest-bearing borrowings, which include short-term borrowings, current portion of long-term borrowings and long-term borrowings. As of June 30, 2023, the Group's gearing ratio was nil as the Group had no borrowings (as of December 31, 2022: nil).

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of June 30, 2023.

Capital Expenditure Commitment

The Company had no material capital expenditure commitment as of June 30, 2023.

Employees and Remuneration Policies

As of June 30, 2023, the Group had a total of 5,434 employees. The following table sets forth the total number of employees by function as of June 30, 2023:

Function	Number of employees	% of total
Sales and marketing	2,702	49.7%
Research and development	1,346	24.8%
Operations	1,111	20.4%
General administration	275	5.1%
Total	5,434	100.0%

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company has adopted a weighted voting rights structure. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR Structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Zhao. As of June 30, 2023, assuming (i) no further Shares are issued under the Share Incentive Plans and (ii) without taking into account the voting rights attached to the 19,355,262 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Zhao beneficially owns and controls, through his intermediaries, an aggregate of 140,830,401 Class B Ordinary Shares, representing (a) approximately 16.2% of our issued Shares; (b) approximately 65.9% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 16.2% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through TECHWOLF LIMITED. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao (as the settlor) for the benefit of Mr. Zhao and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of June 30, 2023, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 140,830,401 Class A Ordinary Shares, representing approximately 19.3% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

CORPORATE GOVERNANCE

(ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules, save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, companies listed on Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Zhao performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code, with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees, and they have confirmed that they have complied with the Code during the Reporting Period and up to the Latest Practicable Date.

BOARD COMMITTEES

The Board has established four committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang. Mr. Charles Zhaoxuan Yang, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

CORPORATE GOVERNANCE

Corporate Governance Committee

The Board has established the Corporate Governance Committee in compliance with the CG Code and Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Yusheng Wang, Mr. Charles Zhaoxuan Yang and Mr. Yonggang Sun with Mr. Yusheng Wang as the chairman of the Corporate Governance Committee.

The following is a summary of work performed by the Corporate Governance Committee during the six months ended June 30, 2023 and up to the publication date of this report:

- reviewed the structure, size and composition of the Board and Board committees, functions of the Board committees and the independence of the independent non-executive Directors;

- reviewed and monitored the training and continuous professional development of Directors and senior management;

- reviewed and recommended to the Board as to the re-appointment of the Company's compliance advisor;

- reviewed the Company's compliance with the CG Code and disclosure in the corporate governance report;

- reviewed the code of conduct and compliance manual applicable to Directors and employees;

- reviewed and monitored the Company's policies and practices on compliance with legal and regulatory requirements;

- reviewed and monitored all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other;

- reviewed and monitored the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other;

- reviewed the operation and management of the Company for the benefits of all shareholders of the Company;

- sought to ensure effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

- reviewed and discussed matters relating to its own performance; and

- reported on the work of the Corporate Governance Committee covering areas of its terms of reference.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at June 30, 2023, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Peng Zhao	Interest through controlled corporation/founder of a discretionary trust/ beneficiary of a trust	140,830,401 Class B Ordinary Shares[2] (L)	100.00%
Yu Zhang	Beneficial interest	9,432,750 Class A Ordinary Shares[3] (L)	1.29%
Xu Chen	Beneficial interest	3,625,720 Class A Ordinary Shares[4] (L)	0.50%
Tao Zhang	Beneficial interest	3,879,258 Class A Ordinary Shares[5] (L)	0.53%
Xiehua Wang	Beneficial interest	1,692,062 Class A Ordinary Shares[6] (L)	0.23%
Charles Zhaoxuan Yang	Beneficial interest	16,848 Class A Ordinary Shares[7] (L)	0.00%
Yonggang Sun	Beneficial interest	15,404 Class A Ordinary Shares[8] (L)	0.00%

OTHER INFORMATION

Notes:

(1) The calculation is based on the total number of 729,967,841 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares in issue as of June 30, 2023. The letter "L" stands for long position.

(2) Represents 140,830,401 Class B Ordinary Shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao (as the settlor) for the benefit of Mr. Zhao and his family. Mr. Zhao disposed 1,200,000 Class B Ordinary Shares between June 26, 2023 and June 30, 2023. The disposal was settled on July 5, 2023.

(3) Represents (i) 33,186 Class A Ordinary Shares held by Mr. Yu Zhang directly, and (ii) beneficial interest in 9,000,000 Shares underlying the outstanding options and 399,564 Shares underlying the outstanding restricted share units granted to Mr. Yu Zhang under the 2020 Share Incentive Plan.

(4) Represents (i) 4,984 Class A Ordinary Shares held by Mr. Xu Chen directly and the beneficial interest in (ii) 1,384,522 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Xu Chen under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares and (iii) 1,821,000 Shares underlying the outstanding options and 415,214 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan.

(5) Represents (i) 27,448 Class A Ordinary Shares held by Mr. Tao Zhang directly and the beneficial interest in (ii) 2,338,428 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Tao Zhang under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, (iii) 975,000 Shares underlying the outstanding options and 442,348 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan and (iv) 96,034 Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(6) Represents (i) 427,050 Class A Ordinary Shares held by Ms. Xiehua Wang directly, and (ii) beneficial interest in 810,500 Shares underlying the outstanding options and 454,512 Shares underlying the outstanding restricted share units granted to her under the 2020 Share Incentive Plan.

(7) Represents (i) 12,636 Class A Ordinary Shares held by Mr. Charles Zhaoxuan Yang directly and (ii) beneficial interest in 4,212 Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(8) Represents (i) 2,768 Class A Ordinary Shares held by Mr. Yonggang Sun directly, the beneficial interest in (ii) 8,424 Shares underlying the outstanding options granted to him under the 2020 Share Incentive Plan and (iii) 4,212 Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2023, so far as the Directors are aware, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
Image Frame Investment (HK) Limited[2]	Beneficial interest	72,309,691 (L)	9.91%
Tencent Holdings Limited[2]	Interest in controlled corporation	72,309,691 (L)	9.91%
Banyan Partners Fund II, L.P.[3]	Beneficial interest	47,286,435 (L)	6.48%
Banyan Partners II Ltd.[3]	Interest in controlled corporation	47,286,435 (L)	6.48%
Class B Ordinary Shares			
TECHWOLF LIMITED[4]	Beneficial interest	140,830,401 (L)	100.00%
Mr. Zhao[4]	Interest through controlled corporations/founder of a discretionary trust/ beneficiary of a trust	140,830,401 (L)	100.00%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 729,967,841 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares in issue as of June 30, 2023. The letter "L" stands for long position.

(2)   Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700). As such, Tencent Holdings Limited is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(3)   Banyan Partners Fund II, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company, which is beneficially owned by Mr. Hoi Pong Wong.

(4)   TECHWOLF LIMITED is a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao (as the settlor) for the benefit of Mr. Zhao and his family. Mr. Zhao disposed 1,200,000 Class B Ordinary Shares between June 26, 2023 and June 30, 2023. The disposal was settled on July 5, 2023.

SHARE INCENTIVE PLANS

The Company has two existing share schemes, namely the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

16,640,872 Class A Ordinary Shares, representing approximately 1.92% of the weighted average of issued and outstanding Shares of the Company, may be issued in respect of all awards granted during the Reporting Period to eligible participants pursuant to the Post-IPO Share Scheme.

The tables below set out the details of the outstanding awards under each share scheme during the Reporting Period.

1.   **2020 Share Incentive Plan**

    We have undertaken not to grant any further awards pursuant to the 2020 Share incentive Plan after the Listing. Further details of the 2020 Share incentive Plan are set out in the Listing Document and the Company's annual report for the year ended December 31, 2022.

OTHER INFORMATION

Details of the outstanding options under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise Price per Share (US$)	Outstanding as of January 1, 2023	Exercised during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2023	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Directors										
Yu Zhang	Executive Director and Chief Financial Officer	May 18, 2019 to June 1, 2021	Immediately; 4 years	10 years	0.7-5.33	9,000,000	–	–	9,000,000	–
Xu Chen	Executive Director and Chief Marketing Officer	August 1, 2018 to February 18, 2021	4 years	10 years	0.5-3.0807	1,821,000	–	–	1,821,000	–
Tao Zhang	Executive Director and Chief Technology Officer	December 20, 2018 to October 16, 2020	4 years	10 years	1.56-3.0807	975,000	–	–	975,000	–
Xiehua Wang	Executive Director	May 2, 2018 to December 1, 2020	4 years	10 years	0.713-3.0807	810,500	–	–	810,500	–
Yonggang Sun	Independent non-executive Director	July 10, 2021 to June 15, 2022	Immediately	10 years	0.0001	8,424	–	–	8,424	–
Other grantees by category										
Employee participants	N/A	March 18, 2014 to June 12, 2021	Immediately; 2 years and 4 years	10 years	0.0001-9	54,866,786	2,832,232	400,584	51,633,970	8.68
Service providers	N/A	August 21, 2014 to April 10, 2021	Immediately; 4 years	10 years	0.05-3.0807	879,488	381,000	–	498,488	8.64
Total						68,361,198	3,213,232	400,584	64,747,382	

Note:

(1)   There was no option which lapsed during the Reporting Period.

OTHER INFORMATION

Details of the outstanding restricted share units under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase Price per Share (US$)	Outstanding as of January 1, 2023	Vested and settled during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2023	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors									
Yu Zhang	Executive Director and Chief Financial Officer	March 15, 2022 to December 3, 2022	4 years	–	432,750	33,186	–	399,564	8.85
Xu Chen	Executive Director and Chief Marketing Officer	March 15, 2022 to December 3, 2022	4 years	–	420,282	5,068	–	415,214	8.83
Tao Zhang	Executive Director and Chief Technology Officer	March 15, 2022 to December 3, 2022	4 years	–	469,796	27,448	–	442,348	9.44
Xiehua Wang	Executive Director	March 15, 2022 to June 15, 2022	4 years	–	606,016	151,504	–	454,512	8.53
Other grantees by category									
Employee participants	N/A	September 15, 2021 to December 5, 2022	4 years	–	18,804,102	1,804,512	849,332	16,150,258	9.00
Service providers	N/A	September 15, 2022	4 years	–	80,000	–	–	80,000	–
Total					**20,812,946**	**2,021,718**	**849,332**	**17,941,896**	

Note:

(1)   There was no restricted share unit which lapsed during the Reporting Period.

OTHER INFORMATION

2. **Post-IPO Share Scheme**

The total number of Shares which may be issued upon exercise of all awards to be granted under the Post-IPO Share Scheme and options to be granted under any other share schemes of the Company is 86,380,904 Class A Ordinary Shares, being no more than 10% of the Shares in issue on the Listing Date and rounded down to the nearest integer (the "**Scheme Mandate Limit**") and the total number of existing Class A Ordinary Shares in issue which may be transferred as award shares underlying a grant pursuant to the Post-IPO Share Scheme is such number of Class A Ordinary Shares being 3% of the Shares in issue on the date the Listing Date and rounded down to the nearest integer (the "**Existing Shares Mandate Limit**"). Pursuant to the terms of the Post-IPO Share Scheme, the Company can direct and procure a trustee administering the scheme to make on-market purchases of shares and transfer the relevant number of existing shares to satisfy the grants made thereunder. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit. Shares which have lapsed in accordance with the terms of the rules of the Post-IPO Share Scheme (or any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

As of January 1, 2023, 86,380,904 Class A Ordinary Shares were available for grant under the Post-IPO Share Scheme. During the Reporting Period, 16,640,872 Class A Ordinary Shares underlying awards were granted to eligible participants pursuant to the Post-IPO Share Scheme. As of June 30, 2023, 69,797,024 Class A Ordinary Shares were available for grant under the Post-IPO Share Scheme.

Details of the outstanding share awards in the form of restricted share units granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase price per Share (HK$)	Outstanding as of January 1, 2023	Granted during the Reporting Period	Vested and settled during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of June 30, 2023	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of restricted share units at the date of grant during the Reporting Period[2] (HK$)	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors												
Tao Zhang	Executive Director	March 27, 2023	4 years	Nil	–	96,034	–	–	96,034	69.00	69.00	–
Charles Zhaoxuan Yang	Independent non-executive Director	June 15, 2023	Immediately; 1 year	Nil	–	8,424	4,212	–	4,212	62.45	62.45	8.53
Yonggang Sun	Independent non-executive Director	June 15, 2023	Immediately; 1 year	Nil	–	8,424	4,212	–	4,212	62.45	62.45	8.53
Other grantees by category												
Employee participants	N/A	March 27, 2023 and June 15, 2023	Immediately; 4 years	Nil	–	16,527,990	141,492	56,992	16,329,506	62.45 and 69.00	62.45 and 69.00	9.44
Total					–	16,640,872	149,916	56,992	16,433,964			

OTHER INFORMATION

Notes:

(1)   There was no restricted share units which was cancelled during the Reporting Period.

(2)   The fair value of the RSUs is determined based on the market price of the Shares at the respective grant date. Details of the Post-IPO Share Scheme (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 12 to the unaudited interim financial report in this interim report.

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased a total of 721,426 ADSs (representing 1,442,852 Class A Ordinary Shares of the Company) (the "Repurchased Shares") at an aggregate consideration (before all the relevant expenses) of US$9,999,822.98 on the Nasdaq.

Particulars of the repurchases made by the Company during the Reporting Period are as follows:

Trading Month	Number of Class A Ordinary Shares repurchased	Price per ordinary shares Highest price paid (US$)	Lowest price paid (US$)	Aggregate consideration paid (before all the relevant expenses) (US$)
May 2023	1,442,852	7.185	6.585	9,999,822.98

The Repurchased Shares have been cancelled in July 2023. Upon cancellation of the Repurchased Shares, Mr. Zhao, the WVR beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or on the Nasdaq during the Reporting Period.

Disclosure of Changes in Directors' Information pursuant to Listing Rule 13.51B(1)

During the Reporting Period and as of the Latest Practicable Date, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

OTHER INFORMATION

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

Interim Dividend

The Board did not recommend any interim dividend for the six months ended June 30, 2023.

Significant Events after the Reporting Period

Save as disclosed in this report, there was no significant events that might affect the Company after June 30, 2023, and up to the date of this report.

Approval of Interim Report

The interim report of the Group for the six months ended June 30, 2023 were approved and authorised for issue by the Board on September 27, 2023.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KANZHUN LIMITED
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 26 to 51, which comprises the interim condensed consolidated balance sheet of KANZHUN LIMITED (the "**Company**") and its subsidiaries and consolidated variable interest entities ("**VIEs**") and VIE's subsidiaries (together, the "**Group**") as at June 30, 2023 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in shareholders' equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
August 29, 2023

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2022 RMB	As of **June 30, 2023** **RMB**
			(in thousands, except for share and per share data)
ASSETS			
Current assets			
Cash and cash equivalents		9,751,824	**2,740,769**
Time deposits and short-term investments	3	3,458,089	**10,050,063**
Accounts receivable, net	4	9,862	**15,196**
Amounts due from related parties	14	5,714	**9,536**
Prepayments and other current assets	5	600,773	**436,934**
Total current assets		13,826,262	**13,252,498**
Non-current assets			
Property, equipment and software, net	6	691,036	**892,752**
Intangible assets, net		10,251	**9,172**
Goodwill		5,690	**5,690**
Right-of-use assets, net	10	289,628	**266,474**
Long-term investments	3	–	**1,952,215**
Other non-current assets		4,000	**4,000**
Total non-current assets		1,000,605	**3,130,303**
Total assets		14,826,867	**16,382,801**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	7	185,297	**173,483**
Deferred revenue		2,060,892	**2,564,777**
Other payables and accrued liabilities	8	633,482	**520,012**
Operating lease liabilities, current	10	151,438	**148,926**
Total current liabilities		3,031,109	**3,407,198**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2022 RMB	As of June 30, 2023 RMB
		(in thousands, except for share and per share data)	
Non-current liabilities			
Operating lease liabilities, non-current	10	143,591	**117,780**
Deferred tax liabilities		11,404	**25,815**
Total non-current liabilities		154,995	**143,595**
Total liabilities		3,186,104	**3,550,793**
Commitments and contingencies	15		
Shareholders' equity			
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A Ordinary Shares and 200,000,000 Class B Ordinary Shares authorised; 749,323,103 Class A Ordinary Shares issued and 724,582,975 outstanding, 140,830,401 Class B Ordinary Shares issued and outstanding as of December 31, 2022; 749,323,103 Class A Ordinary Shares issued and 728,524,989 outstanding, 140,830,401 Class B Ordinary Shares issued and outstanding as of June 30, 2023)		564	**564**
Treasury shares (24,740,128 and 20,798,114 shares as of December 31, 2022 and June 30, 2023, respectively)		(918,894)	**(989,786)**
Additional paid-in capital		15,450,389	**15,966,491**
Accumulated other comprehensive income		695,184	**1,098,959**
Accumulated deficit		(3,586,480)	**(3,244,220)**
Total shareholders' equity		11,640,763	**12,832,008**
Total liabilities and shareholders' equity		14,826,867	**16,382,801**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	For the six months ended June 30,	
		2022	2023
		RMB	RMB
		(in thousands, except for share and per share data)	
Revenues			
Online recruitment services to enterprise customers		2,227,184	2,730,879
Others		23,040	34,282
Total revenues	9	2,250,224	2,765,161
Operating cost and expenses			
Cost of revenues		(351,578)	(517,486)
Sales and marketing expenses		(921,900)	(1,100,431)
Research and development expenses		(598,425)	(698,975)
General and administrative expenses		(316,035)	(367,572)
Total operating cost and expenses		(2,187,938)	(2,684,464)
Other operating income, net		10,743	17,035
Income from operations		73,029	97,732
Investment income		17,075	147,084
Financial income, net		24,185	131,587
Foreign exchange gain		4,694	2,808
Other (expenses)/income, net		(24,539)	4,529
Income before income tax expenses		94,444	383,740
Income tax expenses	11	(14,123)	(41,480)
Net income		80,321	342,260
Net income attributable to ordinary shareholders		80,321	342,260

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	For the six months ended June 30,	
		2022 RMB	**2023** **RMB**
		(in thousands, except for share and per share data)	
Net income		80,321	**342,260**
Other comprehensive income			
Foreign currency translation adjustments		539,012	**403,775**
Total comprehensive income		619,333	**746,035**
Weighted average number of ordinary shares used in computing net income per share	13		
– Basic		869,427,036	**867,314,841**
– Diluted		917,484,059	**903,757,988**
Net income per share attributable to ordinary shareholders	13		
– Basic		0.09	**0.39**
– Diluted		0.09	**0.38**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Ordinary shares | | | | | | |
	Number of shares outstanding	Amount RMB	Treasury shares RMB	Additional paid-in capital RMB	Accumulated other comprehensive income RMB	Accumulated deficit RMB	Total shareholders' equity RMB
				(in thousands, except for share data)			
Balance as of January 1, 2022	868,685,634	554	–	14,624,386	(257,765)	(3,693,119)	10,674,056
Net income	–	–	–	–	–	80,321	80,321
Foreign currency translation adjustments	–	–	–	–	539,012	–	539,012
Share-based compensation	–	–	–	283,046	–	–	283,046
Exercise of share-based awards	7,069,594	5	–	58,424	–	–	58,429
Repurchase of ordinary shares	(4,147,066)	–	(267,982)	–	–	–	(267,982)
Balance as of June 30, 2022	**871,608,162**	**559**	**(267,982)**	**14,965,856**	**281,247**	**(3,612,798)**	**11,366,882**

| | Ordinary shares | | | | | | |
	Number of shares outstanding	Amount RMB	Treasury shares RMB	Additional paid-in capital RMB	Accumulated other comprehensive income RMB	Accumulated deficit RMB	Total shareholders' equity RMB
				(in thousands, except for share data)			
Balance as of January 1, 2023	865,413,376	564	(918,894)	15,450,389	695,184	(3,586,480)	11,640,763
Net income	–	–	–	–	–	342,260	342,260
Foreign currency translation adjustments	–	–	–	–	403,775	–	403,775
Share-based compensation	–	–	–	471,193	–	–	471,193
Exercise of share-based awards	5,384,866	–	4	44,909	–	–	44,913
Repurchase of ordinary shares	(1,442,852)	–	(70,896)	–	–	–	(70,896)
Balance as of June 30, 2023	**869,355,390**	**564**	**(989,786)**	**15,966,491**	**1,098,959**	**(3,244,220)**	**12,832,008**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2022	2023
	RMB	RMB
	(in thousands)	
Cash flows from operating activities		
Net income	80,321	342,260
Adjustments to reconcile net income to net cash provided by operating activities:		
Share-based compensation	283,046	471,193
Depreciation and amortization	59,748	105,112
Loss from disposal of property, equipment and software	7	291
Foreign exchange gain	(4,694)	(2,808)
Amortization of right-of-use assets	68,979	83,424
Unrealized investment income	(2,229)	(79,049)
Deferred income tax expenses	–	14,411
Allowance for credit losses	–	38
Changes in operating assets and liabilities:		
Accounts receivable	(1,011)	(5,455)
Prepayments and other current assets	87,319	138,577
Amounts due from related parties	(2,968)	(3,822)
Accounts payable	17,974	8,409
Deferred revenue	20,486	503,885
Other payables and accrued liabilities	(64,074)	(186,112)
Operating lease liabilities	(61,956)	(82,736)
Net cash provided by operating activities	480,948	1,307,618
Cash flows from investing activities		
Purchase of property, equipment and software	(173,207)	(331,115)
Disposal of property, equipment and software	298	6,030
Purchase of time deposits and short-term investments	(1,450,000)	(11,886,556)
Maturity of time deposits and short-term investments	1,525,000	5,714,201
Purchase of long-term investments	–	(1,892,862)
Payment of consideration payable for an acquisition of a subsidiary	–	(66)
Net cash used in investing activities	(97,909)	(8,390,368)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2022	**2023**
	RMB	**RMB**
	(in thousands)	
Cash flows from financing activities		
Proceeds from exercise of share-based awards	180,166	**68,955**
Repurchase of ordinary shares	(267,982)	**–**
Net cash (used in)/provided by financing activities	(87,816)	**68,955**
Effect of exchange rate changes on cash and cash equivalents	537,116	**2,740**
Net increase/(decrease) in cash and cash equivalents	832,339	**(7,011,055)**
Cash and cash equivalents at beginning of the period	11,341,758	**9,751,824**
Cash and cash equivalents at end of the period	12,174,097	**2,740,769**
Supplemental cash flow disclosure		
Cash paid for income tax	72,083	**68,623**
Supplemental disclosures of non-cash investing and financing activities		
Changes in payables for purchase of property, equipment and software	64,336	**(20,223)**
Unpaid consideration for share repurchase	–	**70,896**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL INFORMATION

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

2.   BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements include financial statements of the Company, its subsidiaries, the consolidated VIE and VIE's subsidiaries for which the Company is the ultimate primary beneficiary. They have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for a fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2022 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2022. Significant accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.   TIME DEPOSITS AND INVESTMENTS

	As of December 31, 2022 RMB	As of June 30, 2023 RMB
	(in thousands)	
Time deposits and short-term investments		
– Time deposits	793,042	7,087,902
– Wealth management products	2,665,047	1,879,280
– Fixed rate notes*	–	724,399
– Structured deposits	–	351,164
– Listed equity securities	–	7,318
Total time deposits and short-term investments	3,458,089	10,050,063
Long-term investments		
– Fixed rate notes*	–	1,590,925
– Structured deposits	–	361,290
Total long-term investments	–	1,952,215

*   Fixed rate notes are principal-guaranteed with fixed return, which the Group has positive intent and ability to hold to maturity and were measured at amortized cost basis.

4.   ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable as of December 31, 2022 and June 30, 2023, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31, 2022 RMB	As of June 30, 2023 RMB
	(in thousands)	
Within 3 months	8,903	10,067
Between 3 months and 6 months	415	4,479
Between 6 months and 1 year	92	513
More than 1 year	452	137
Total	9,862	15,196

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2022 RMB	As of June 30, 2023 RMB
	(in thousands)	
Prepaid advertising expenses and service fee	211,604	125,409
Receivables from third-party online payment platforms	30,317	102,856
Deposits	68,390	60,948
Receivables related to the exercise of share-based awards*	172,452	52,691
Staff loans and advances	33,672	29,818
Others	84,338	65,212
Total	600,773	436,934

*   It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

6.   PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31, 2022 RMB	As of June 30, 2023 RMB
	(in thousands)	
Electronic equipment	849,020	1,123,866
Leasehold improvement	95,554	119,400
Furniture and fixtures	18,514	17,722
Motor vehicles	5,272	9,022
Software	4,055	6,802
Total cost	972,415	1,276,812
Less: accumulated depreciation	(281,379)	(384,060)
Total property, equipment and software, net	691,036	892,752

Depreciation expenses were RMB59.7 million and RMB104.0 million for the six months ended June 30, 2022 and 2023, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.   **ACCOUNTS PAYABLE**

	As of December 31, 2022 RMB	As of June 30, 2023 RMB
	(in thousands)	
Payables for purchase of property, equipment and software	142,142	121,919
Payables for advertising expenses	32,277	23,249
Others	10,878	28,315
Total	185,297	173,483

An aging analysis of accounts payable as of December 31, 2022 and June 30, 2023, based on recognition date, is as follows:

	As of December 31, 2022 RMB	As of June 30, 2023 RMB
	(in thousands)	
Within 3 months	163,146	154,736
Between 3 months and 6 months	9,152	2,902
Between 6 months and 1 year	7,667	4,247
More than 1 year	5,332	11,598
Total	185,297	173,483

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2022 RMB	As of June 30, 2023 RMB
	(in thousands)	
Salary, welfare and bonus payable	366,454	321,008
Consideration payable for share repurchase	–	72,361
Advance from customers*	58,630	64,669
Tax payable	152,598	48,221
Others	55,800	13,753
Total	633,482	520,012

*   It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

9. REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the six months ended June 30,	
	2022 RMB	2023 RMB
	(in thousands)	
Online recruitment services to enterprise customers	2,227,184	2,730,879
– Key accounts	517,925	551,984
– Mid-sized accounts	910,848	995,592
– Small-sized accounts	798,411	1,183,303
Others	23,040	34,282
Total	2,250,224	2,765,161

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.   **REVENUES** *(CONTINUED)*

For revenues from online recruitment services to enterprise customers, RMB1,647.9 million and RMB1,988.3 million were recognized over time for the six months ended June 30, 2022 and 2023, respectively; RMB579.3 million and RMB742.6 million were recognized at a point in time for the six months ended June 30, 2022 and 2023, respectively.

Substantially all of the Group's contracts with customers are within one year in duration, and therefore substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months. The Group has elected to apply the practical expedient to exclude disclosures about remaining performance obligations when the performance obligation is part of a contract that has an original expected duration of one year or less.

During the six months ended June 30, 2023, a significant majority of deferred revenue as of December 31, 2022 has been recognized as revenues.

10.   **OPERATING LEASE**

The Group's operating leases are primarily for offices. The components of lease expenses are as follows:

	For the six months ended June 30,	
	2022	2023
	RMB	RMB
	(in thousands)	
Operating lease expenses	76,627	90,329
Short-term lease expenses	922	2,189
Total	77,549	92,518

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
	(in thousands)	
Right-of-use assets, net	289,628	266,474
Operating lease liabilities, current	151,438	148,926
Operating lease liabilities, non-current	143,591	117,780
Total operating lease liabilities	295,029	266,706

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. OPERATING LEASE *(CONTINUED)*

	As of December 31, 2022	As of June 30, 2023
Weighted average remaining lease term (in years)	2.60	**2.19**
Weighted average discount rate	4.81%	**4.77%**

Supplemental cash flow information related to operating leases is as follows:

	For the six months ended June 30,	
	2022 RMB	2023 RMB
	(in thousands)	
Cash paid for amounts included in the measurement of operating lease liabilities	68,850	**89,641**
Right-of-use assets obtained in exchange for operating lease liabilities	63,934	**137,356**

Maturities of operating lease liabilities are as follows:

	As of June 30, 2023 RMB (in thousands)
Succeeding period in 2023	**85,163**
2024	**111,767**
2025	**71,607**
2026	**12,051**
2027	**455**
Thereafter	**–**
Total undiscounted lease payments	**281,043**
Less: imputed interest	**(14,337)**
Total operating lease liabilities	**266,706**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented.

According to relevant laws and regulations promulgated by the State Taxation Administration ("STA") of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year, which is subject to the approval from the relevant tax authorities. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, enterprises engaging in research and development activities are entitled to claim 200% of qualified research and development expenses for the period from October 1, 2022 to December 31, 2022 as tax deductible expenses. In March 2023, the STA of the PRC further announced that the 200% super deduction of qualified research and development expenses would continue to be applied from January 1, 2023.

Components of income tax expenses are as follows:

	For the six months ended June 30,	
	2022	2023
	RMB	RMB
	(in thousands)	
Current income tax expenses	14,123	27,069
Deferred income tax expenses	–	14,411
Total	14,123	**41,480**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. Share-based awards granted under the 2020 Share Incentive Plan contain service conditions, which are mainly subject to one of the following vesting schedules: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant. In addition to service conditions, certain share-based awards granted are subject to performance condition related to the occurrence of an IPO or change of control. The Company didn't grant any share-based awards pursuant to the 2020 Share Incentive Plan since the listing on the Main Board of The Stock Exchange of Hong Kong Limited in December 2022.

In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. The maximum number of Class A Ordinary Shares that may be issued under the Post-IPO Share Scheme was 86,380,904.

(a) **Share options**

The summary of activities of share options for the periods presented is as follows:

	Number of share options	Weighted average exercise price US$	Weighted average remaining contractual life In Years	Aggregate intrinsic value US$	Weighted average grant-date fair value US$
Outstanding as of January 1, 2022	82,475,968	2.71	8.05	1,214,916	2.82
Granted*	8,424	0.00			
Exercised	(6,812,174)	1.30			
Forfeited	(1,113,600)	2.50			
Outstanding as of June 30, 2022	74,558,618	2.84	7.68	767,897	2.90
Outstanding as of January 1, 2023	**68,361,198**	**2.90**	7.23	498,336	**2.99**
Exercised	**(3,213,232)**	**1.99**			
Forfeited	**(400,584)**	**4.13**			
Outstanding as of June 30, 2023	**64,747,382**	**2.93**	**6.78**	**297,358**	**3.07**
Vested and expected to vest as of June 30, 2023	**64,747,382**	**2.93**	**6.78**	**297,358**	**3.07**
Exercisable as of June 30, 2023	**40,315,620**	**2.54**	**6.39**	**201,148**	**2.41**

*   The exercise price and grant-date fair value of share options granted in 2022 was US$0.0001 and US$12.13, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.   SHARE-BASED COMPENSATION *(CONTINUED)*

(a)   Share options *(Continued)*

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the market value of the underlying ordinary share at each reporting date.

As of June 30, 2023, there were US$88.0 million of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 1.77 years and may be adjusted for future forfeitures.

(b)   Restricted share units ("RSUs")

The summary of activities of RSUs for the periods presented is as follows:

	Number of RSUs	Weighted average grant-date fair value US$
Outstanding as of January 1, 2022	3,521,118	19.05
Granted	8,118,214	
Vested	(257,420)	
Forfeited	(242,012)	
Outstanding as of June 30, 2022	11,139,900	12.81
Outstanding as of January 1, 2023	**20,812,946**	**11.23**
Granted	**16,640,872**	
Vested	**(2,171,634)**	
Forfeited	**(906,324)**	
Outstanding as of June 30, 2023	**34,375,860**	**10.37**

The grant-date fair value of the RSUs is estimated based on the fair value of the underlying ordinary shares of the Company on the grant date. As of June 30, 2023, there were US$318.3 million of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 3.35 years and may be adjusted for future forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. SHARE-BASED COMPENSATION *(CONTINUED)*

(c) Share-based compensation expenses by function

The following table sets forth the allocation of share-based compensation expenses:

	For the six months ended June 30,	
	2022	2023
	RMB	RMB
	(in thousands)	
Cost of revenues	16,113	22,962
Sales and marketing expenses	63,817	124,530
Research and development expenses	115,117	196,430
General and administrative expenses	87,999	127,271
Total	283,046	471,193

13. NET INCOME PER SHARE

The computation of basic and diluted net income per share for the six months ended June 30, 2022 and 2023 is as follows:

	For the six months ended June 30,	
	2022	2023
	RMB	RMB
	(in thousands, except for share and per share data)	
Numerator		
Net income attributable to ordinary shareholders	80,321	342,260
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	869,427,036	867,314,841
Dilutive effect of share-based awards	48,057,023	36,443,147
Weighted average number of ordinary shares used in computing diluted net income per share	917,484,059	903,757,988
Net income per share attributable to ordinary shareholders		
– Basic	0.09	0.39
– Diluted	0.09	0.38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth major related parties with which the Group had transactions during the periods presented and their relationships with the Group:

Name of related parties	Relationship with the Group
Image Frame Investment (HK) Limited (under the control of Tencent Holdings Limited)	Principal shareholder of the Group

Details of major transactions with related parties for the periods presented are as follows:

	For the six months ended June 30,	
	2022	2023
	RMB	RMB
	(in thousands)	
Cloud services from Tencent Group*	11,402	14,898
Online payment clearing services from Tencent Group*	2,355	3,136
Total	13,757	18,034

*   Tencent Group represents companies under the control of Tencent Holdings Limited, including Image Frame Investment (HK) Limited. The Group purchases cloud services and online payment clearing services from Tencent Group, which are trade in nature.

Details of major amounts due from related parties for the periods presented are as follows:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB
	(in thousands)	
Receivables from the online payment platform of Tencent Group	3,177	6,521
Prepaid cloud service fee to Tencent Group	2,537	3,015
Total	5,714	9,536

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. **COMMITMENTS AND CONTINGENCIES**

Commitments

The Group engages third parties for promoting its brand image through various advertising channels. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of June 30, 2023, future minimum advertising commitments under non-cancelable agreements were RMB13.4 million.

Contingencies

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. No material liabilities in this regard was recorded as of June 30, 2023.

16. **SUBSEQUENT EVENT**

In August 2023, the Group invested a total of RMB100.0 million for approximately 1.38% equity interest in a technology company.

17. **DIVIDENDS**

No dividend was declared by the Company during the six months ended June 30, 2022 and 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS**

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income/(loss) (extract)	Amounts as reported under U.S. GAAP	IFRS adjustments			Amounts as reported under IFRS
		Share-based compensation (Note (i))	Operating leases (Note (ii))	Expected credit loss (Note (iii))	
	RMB	RMB	RMB	RMB	RMB
			(in thousands)		
Cost of revenues	(351,578)	(11,743)	1,011	–	(362,310)
Sales and marketing expenses	(921,900)	(43,206)	2,993	–	(962,113)
Research and development expenses	(598,425)	(75,707)	908	–	(673,224)
General and administrative expenses	(316,035)	(42,804)	626	(111)	(358,324)
Financial income, net	24,185	–	(7,564)	–	16,621
Net income/(loss)	80,321	(173,460)	(2,026)	(111)	(95,276)
Net income/(loss) attributable to ordinary shareholders	80,321	(173,460)	(2,026)	(111)	(95,276)

For the six months ended June 30, 2022

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

	For the six months ended June 30, 2023				
	Amounts as reported	IFRS adjustments			Amounts
Unaudited condensed consolidated statements of comprehensive income (extract)	under U.S. GAAP	Share-based compensation (Note (i))	Operating leases (Note (ii))	Expected credit loss (Note (iii))	as reported under IFRS
	RMB	RMB	RMB (in thousands)	RMB	RMB
Cost of revenues	(517,486)	(4,897)	1,190	–	(521,193)
Sales and marketing expenses	(1,100,431)	(47,427)	3,062	–	(1,144,796)
Research and development expenses	(698,975)	(56,327)	1,243	–	(754,059)
General and administrative expenses	(367,572)	(36,823)	365	–	(404,030)
Financial income, net	131,587	–	(6,905)	–	124,682
Net income	342,260	(145,474)	(1,045)	–	195,741
Net income attributable to ordinary shareholders	342,260	(145,474)	(1,045)	–	195,741

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

		As of December 31, 2022				
Unaudited condensed consolidated balance sheets (extract)	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRS
		Share-based compensation (Note (i))	Operating leases (Note (ii))	Preferred shares (Note (iv))	Listing expenses (Note (v))	
	RMB	RMB	RMB	RMB	RMB	RMB
			(in thousands)			
Right-of-use assets, net	289,628	–	(8,071)	–	–	281,557
Total assets	14,826,867	–	(8,071)	–	–	14,818,796
Additional paid-in capital	15,450,389	487,937	–	28,098,509	22,592	44,059,427
Accumulated other comprehensive income	695,184	–	–	1,246,796	–	1,941,980
Accumulated deficit	(3,586,480)	(487,937)	(8,071)	(29,345,305)	(22,592)	(33,450,385)
Total shareholders' equity	11,640,763	–	(8,071)	–	–	11,632,692

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

Unaudited condensed consolidated balance sheets (extract)	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRS
		Share-based compensation (Note (i))	Operating leases (Note (ii))	Preferred shares (Note (iv))	Listing expenses (Note (v))	
	RMB	RMB	RMB	RMB	RMB	RMB
			(in thousands)			
Right-of-use assets, net	266,474	–	(9,116)	–	–	257,358
Total assets	**16,382,801**	**–**	**(9,116)**	**–**	**–**	**16,373,685**
Additional paid-in capital	15,966,491	633,411	–	28,098,509	22,592	44,721,003
Accumulated other comprehensive income	1,098,959	–	–	1,246,796	–	2,345,755
Accumulated deficit	(3,244,220)	(633,411)	(9,116)	(29,345,305)	(22,592)	(33,254,644)
Total shareholders' equity	**12,832,008**	**–**	**(9,116)**	**–**	**–**	**12,822,892**

As of June 30, 2023

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Notes:

(i)   Share-based compensation

For share options and RSUs granted with service condition, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP while the graded vesting method must be applied under IFRS.

Additionally, under U.S. GAAP, it is allowed to make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election isn't allowed; forfeitures must be estimated and share-based compensation expenses were recognized net of estimated forfeitures.

Accordingly, the reconciliation includes increases in operating cost and expenses of RMB173.5 million and RMB145.5 million for the six months ended June 30, 2022 and 2023, respectively.

(ii)   Operating leases

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expenses related to the lease liabilities were recorded together as lease expenses, which resulted in a straight-line recognition effect over the respective lease terms.

Under IFRS, the amortization of the right-of-use assets was recognized on a straight-line basis while interest expenses related to the lease liabilities were recorded on the basis that the lease liabilities were measured at amortized cost with more expenses recognized in earlier years of each lease term. Additionally, the amortization of the right-of use assets and interest expenses related to the lease liabilities were presented in separate line items.

Accordingly, the reconciliation includes a decrease in net income of RMB2.0 million and RMB1.0 million respectively for the six months ended June 30, 2022 and 2023, respectively.

(iii) Expected credit loss

Under U.S. GAAP, ASC 326 is adopted by the Group starting from 2022. Before the adoption of ASC 326, impairment losses for financial assets are not recognized until it is probable that a loss would be incurred based on events and conditions existing at the date of the financial statements. After the adoption of ASC 326, allowance for receivables are recognized using the current expected credit loss model upon initial recognition of financial assets.

Under IFRS, IFRS 9 were required to be adopted by the Group starting from January 1, 2018, which introduced an expected credit loss ("ECL") model for financial assets. Upon initial recognition, only the portion of lifetime ECL that results from default events that were possible within the next 12 months was recorded ("stage 1"). Lifetime expected credit losses were subsequently recorded only if there was a significant increase in the credit risk of the asset ("stage 2"). Once there was objective evidence of impairment ("stage 3"), lifetime ECL continued to be recognized, but interest revenue was calculated on the net carrying amount (that is, amortized cost net of the credit allowance).

For the six months ended June 30, 2022, the interim financial statements under U.S. GAAP was not retrospectively modified to recognize credit losses according to ASC 326 as the related effect was immaterial. Therefore, there was a difference on the expected credit loss between U.S. GAAP and IFRS and the reconciliation includes an increase in general and administrative expenses of RMB0.1 million for the six months ended June 30, 2022. After the Group's adoption of ASC 326, there was no material difference on the expected credit loss between U.S. GAAP and IFRS.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(iv) Preferred shares

Prior to the Company's initial public offering in the United States of America ("US IPO"), the Company had preferred shares, which were converted into ordinary shares upon the completion of the US IPO in June 2021. Under U.S. GAAP, the Company classified preferred shares as mezzanine equity because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The preferred shares were recorded initially at fair value, net of issuance cost. The accretion to the respective redemption value of the preferred shares were recognized over the period starting from issuance date to the earliest redemption date.

Under IFRS, the preferred shares that were contingently redeemable at the holders' option were designated as financial liabilities at fair value through profit or loss, which were measured at fair value with the issuance cost recorded in general and administrative expenses. The amount of changes in the fair value of the financial liabilities attributable to changes in the credit risk of the financial liabilities was presented in other comprehensive income/(loss) and the remaining amount of changes in the fair value was presented in profit or loss.

The historical cumulative effect of the above difference on the classification and measurement of preferred shares between U.S GAAP and IFRS was carried forward to balance sheets of subsequent periods.

(v) Listing expenses

Under U.S. GAAP, specific incremental issuance cost directly attributable to the offering of equity securities may be deferred and capitalized against the gross proceeds of the offering and presented in the shareholders' equity as a deduction from the proceeds.

Under IFRS, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those expenses considered directly attributable to the listing of existing shares on a stock exchange were not qualified for capitalization and expensed as incurred instead.

In relation to the listing expenses incurred for the US IPO, additional RMB22.6 million were expensed in 2021 under IFRS and the effect of such IFRS adjustment on additional paid-in capital and accumulated deficit was carried forward to balance sheets of subsequent periods.

DEFINITIONS

"2020 Share Incentive Plan"	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time
"ADS(s)"	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian
"AGM"	annual general meeting
"Articles" or "Articles of Association"	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company's general meetings

DEFINITIONS

"Class B Ordinary Share(s)"	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Code"	the Management Trading of Securities Policy
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company" or "the Company"	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities of which we are the primary beneficiary through the Contractual Arrangements, namely the VIE and its subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into among the WFOE, the VIE and the Registered Shareholders (as applicable)
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"CRM system"	customer relationship management system
"Custodian"	Citibank, N.A. – Hong Kong, appointed by the Depositary to hold Class A Ordinary Shares deposited under the Deposit Agreement

DEFINITIONS

"DAU"	daily active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once
"Deposit Agreement"	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs, as amended and supplemented from time to time
"Depositary"	Citibank, N.A., the depositary of the Company's ADS program
"Director(s)"	the director(s) of Company
"GAAP"	generally accepted accounting principles
"Group", "our Group", "the Group", "we", "us" or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	August 31, 2023
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022
"Listing Date"	December 22, 2022, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated December 16, 2022
"Listing Rule(s)"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange

DEFINITIONS

"MAU"	monthly active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once
"Memorandum" or "Memorandum of Association"	the fifteenth amended and restated memorandum of association of the Company conditionally adopted by special resolutions of the shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"Mr. Zhao" or "Founder"	Mr. Peng Zhao, being the founder, chairman, and chief executive officer of the Company
"Nasdaq"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"Post-IPO Share Scheme"	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Registered Shareholders"	the registered shareholders of the VIE, Mr. Zhao and Ms. Xu Yue
"Reporting Period"	for the six months ended June 30, 2023
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi, the lawful currency of China
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

DEFINITIONS

"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme
"Shareholder(s)"	holder(s) of our Share(s)
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"United States" "US" or "U.S."	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$", "U.S. dollars", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIE"	Beijing Huapin Borui Network Technology Co., Ltd. (北京華品博睿網絡技術有限公司), a limited liability company established under the laws of the PRC on December 25, 2013
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Beijing Glory Wolf Co., Ltd. (北京歌利沃夫企業管理有限公司), a limited liability company established under the laws of the PRC on May 7, 2014
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the holder of the Class B Ordinary Shares, entitling to weighted voting rights, details of which are set out in the section headed "Share Capital"
"WVR Structure"	has the meaning ascribed to it under the Listing Rules
"%"	per cent

